SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Central Federal Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15346Q202

(CUSIP Number)

October 22, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202	13G	Page 2 of 8 Pages

1		Name of Reporting Persons Thornapple River Capital – Financial Services Industry Fund LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 932,029
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 932,029
9	Aggregate Amount Beneficially Owned by Each Reporting Person 932,029
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person OO

Explanatory Note: This Amendment No. 1 to Schedule 13G is being filed to correct a filing error made when the original Schedule 13G was filed on November 25, 2015. This Amendment No. 1 does not alter or modify the contents of the original Schedule 13 in any way.

This Schedule 13G is being filed to report ownership by Thornapple River Capital – Financial Services Industry Fund LLC, a Michigan limited liability company (the "Fund"), of the following securities of Central Federal Corporation (the "Issuer"): (a) 279,600 shares of common stock, (b) 39,300 shares of 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B, which shares are currently convertible into 561,429 shares of common stock, and (c) warrants to purchase 91,000 shares of common stock. These securities represent 5.6% of the issued and outstanding common stock of the Issuer, as calculated pursuant to Rule 13d-3(d) and based on an aggregate of 16,033,710 shares of common stock issued and outstanding, as disclosed by the Issuer in its Form 10-Q filed November 12, 2015. The Fund is controlled by Thornapple River Capital LLC, a Michigan limited liability company (the "Fund Manager"), which is owned and controlled by Brandon J. Kanitz. In addition to the securities owned by the Fund (as described in this explanatory note), Mr. Kanitz has investment discretion over an additional 148,112 shares of the Issuer's common stock.

CUSIP No. 15346Q202	13G	Page 3 of 8 Pages

1		Name of Reporting Persons Thornapple River Capital LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 932,029
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 932,029
9	Aggregate Amount Beneficially Owned by Each Reporting Person 932,029
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person OO

Explanatory Note: This Amendment No. 1 to Schedule 13G is being filed to correct a filing error made when the original Schedule 13G was filed on November 25, 2015. This Amendment No. 1 does not alter or modify the contents of the original Schedule 13 in any way.

This Schedule 13G is being filed to report ownership by Thornapple River Capital – Financial Services Industry Fund LLC, a Michigan limited liability company (the "Fund"), of the following securities of Central Federal Corporation (the "Issuer"): (a) 279,600 shares of common stock, (b) 39,300 shares of 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B, which shares are currently convertible into 561,429 shares of common stock, and (c) warrants to purchase 91,000 shares of common stock. These securities represent 5.6% of the issued and outstanding common stock of the Issuer, as calculated pursuant to Rule 13d-3(d) and based on an aggregate of 16,033,710 shares of common stock issued and outstanding, as disclosed by the Issuer in its Form 10-Q filed November 12, 2015. The Fund is controlled by Thornapple River Capital LLC, a Michigan limited liability company (the "Fund Manager"), which is owned and controlled by Brandon J. Kanitz. In addition to the securities owned by the Fund (as described in this explanatory note), Mr. Kanitz has investment discretion over an additional 148,112 shares of the Issuer's common stock.

CUSIP No. 15346Q202	13G	Page 4 of 8 Pages

1		Name of Reporting Persons Brandon J. Kanitz
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,080,141
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,080,141
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,141
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.5%
12	Type of Reporting Person IN

Explanatory Note: This Amendment No. 1 to Schedule 13G is being filed to correct a filing error made when the original Schedule 13G was filed on November 25, 2015. This Amendment No. 1 does not alter or modify the contents of the original Schedule 13 in any way.

This Schedule 13G is being filed to report ownership by Thornapple River Capital – Financial Services Industry Fund LLC, a Michigan limited liability company (the "Fund"), of the following securities of Central Federal Corporation (the "Issuer"): (a) 279,600 shares of common stock, (b) 39,300 shares of 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B, which shares are currently convertible into 561,429 shares of common stock, and (c) warrants to purchase 91,000 shares of common stock. These securities represent 5.6% of the issued and outstanding common stock of the Issuer, as calculated pursuant to Rule 13d-3(d) and based on an aggregate of 16,033,710 shares of common stock issued and outstanding, as disclosed by the Issuer in its Form 10-Q filed November 12, 2015. The Fund is controlled by Thornapple River Capital LLC, a Michigan limited liability company (the "Fund Manager"), which is owned and controlled by Brandon J. Kanitz. In addition to the securities owned by the Fund (as described in this explanatory note), Mr. Kanitz has investment discretion over an additional 148,112 shares of the Issuer's common stock.

CUSIP No. 15346Q202	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Central Federal Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

7000 North High St., Worthington, Ohio 43085

Item 2(a).	Name of Persons Filing:

Thornapple River Capital – Financial Services Industry Fund LLC
Thornapple River Capital LLC
Brandon J. Kanitz

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2693 Thornapple River Drive, Grand Rapids, Michigan 49546

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

15346Q202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 15346Q202	13G	Page 6 of 8 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.*

(a)	Amount Beneficially Owned: 1,080,141 shares of common stock

(b)	Percent of Class: 6.5%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,080,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,080,141
*See explanatory notes in cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

CUSIP No. 15346Q202	13G	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015
/s/ Brandon Kanitz
Thornapple River Capital LLC
	By:	Brandon Kanitz
	Its:	Manager

CUSIP No. 15346Q202	13G	Page 8 of 8 Pages

JOINT FILING STATEMENT

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock issued by Central Federal Corporation beneficially owned by them, together with any or all amendments to such Schedule 13G, when and if appropriate. The undersigned further consent and agree to file this Joint Filing Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to such Schedule 13G, incorporating this Joint Filing Statement into such Schedule 13G.

Dated: December 10, 2015	/s/ Brandon J. Kanitz
Thornapple River Capital – Financial Services Industry Fund LLC
	By:	Thornapple River Capital LLC
	Its:	Manager

		By:	Brandon J. Kanitz
		Its:	Manager

Dated: December 10, 2015	/s/ Brandon J. Kanitz
Thornapple River Capital LLC
	By:	Brandon J. Kanitz
	Its:	Manager

Dated: December 10, 2015	/s/ Brandon J. Kanitz
Brandon J. Kanitz